PEEL HUNT

PEEL HUNT INC.

(SEC FILE NUMBER: 8-68845)

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED MARCH 31, 2019

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549**

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 68845

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____04/01/2018_____ AND ENDING _____3/31/2019_____

MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

PEEL HUNT INC.

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

MOOR HOUSE 120 LONDON WALL

(No. and Street)

LONDON	UK	EC2Y 5ET
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dmitriy Rutitskiy _____ (212) 751-4422

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Cayman Ltd

(Name – *if individual, state last, first, middle name*)

PO Box 31118 Governer's Square	Grand Cayman	Cayman Islands	KY1-1205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☐ Certified Public Accountant
☐ Public Accountant
☒ Accountant not resident in United States or any of its possession:

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____ Harry Jaffe _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Peel Hunt Inc. _____, as of _____ March 31, 2019 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

Chief Executive Officer
Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ 2022

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



Tel: +1 (345) 943-8800
Fax: +1 (345) 943-8801
Email: mail@bdo.ky
www.bdo.ky

PO Box 31118
2nd Floor – Building 3
Governors Square
23 Lime Tree Bay Avenue
Grand Cayman KY1-1205
Cayman Islands

Report of Independent Registered Public Accounting Firm

The Shareholder and Directors
Peel Hunt Inc.

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Peel Hunt Inc. (the "Broker-Dealer") as of March 31, 2019. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Broker-Dealer at March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

BDO

We have served as the Broker-Dealer's auditor since 2017.

Grand Cayman, Cayman Islands

May 23, 2019

STATEMENT OF FINANCIAL CONDITION

	March 31, 2019 $ USD
ASSETS	
Cash	1,305,411
Accounts receivable	672,335
Fixed assets, net of depreciation	228,074
Security deposit	183,077
Receivable from clearing broker	150,195
Deferred tax asset	110,615
Prepaid expenses	73,088
Total assets	**2,722,795**
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and other accrued expenses	1,112,102
Payable to affiliate, net	286,176
Deferred rent	108,515
Total liabilities	1,506,793
Subordinated borrowings	300,625
Commitments	
STOCKHOLDER'S EQUITY	
Common stock, $1 par value, 500,000 shares authorized and 500,000 shares issued and outstanding	500,000
Retained earnings	415,377
Total stockholder's equity	915,377
Total liabilities and stockholders' equity	**2,722,795**

See notes to statement of financial condition.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

1. Organisation and Nature of Business

Peel Hunt Inc. ("PH Inc." or "the Company") is a corporation formed in the State of Delaware on March 4, 2011. On March 12, 2012 the Financial Industry Regulatory Authority, Inc. ("FINRA") approved the registration of the Company. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is 100% held by Peel Hunt Holdings Limited ("PHH Limited") which is a limited liability company registered in England and Wales. The Company was formed to act as a chaperoning broker dealer for its UK affiliate, Peel Hunt LLP ("PH LLP") which is a financial services firm, authorized and regulated by the Financial Conduct Authority in the UK. The principal business purpose of the Company is to act as an agent for PH LLP offering UK equities to US institutional clients. The Company will utilize PH LLP for all foreign security order execution, clearance and settlement.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Significant accounting policies

2.1. Basis of preparation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

2.2. Cash and cash equivalents

The Company classifies as cash equivalents highly liquid instruments with original maturities of three months or less. The Company does not have any cash equivalents at March 31, 2019.

2.3. Income taxes

The Company is subject to US Federal taxes. The Company utilizes an asset and liability approach to accounting for income taxes such that the amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company is also tax resident in the United Kingdom as a result of the location of its directors. There is no additional tax charges expected for the current year.

The Company recognizes and measures its unrecognized tax benefits in accordance with U.S. GAAP. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company's income tax returns are subject to examination for three years from the date filed or the due date, whichever is later. The returns for the prior fiscal years are open for examination as of the date of these financial statements.

The Company has chosen to recognize interest and penalties related to tax uncertainties as income tax expense, if any. No amounts have been accrued for interest and penalties as of March 31, 2019.

2.4. Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

2.5. Fair value measurements

U.S GAAP requires disclosing fair value to the extent practicable for financial instruments which are recognized or unrecognized in the Statement of Financial Condition. The fair values of the financial instruments are not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement. For certain financial instruments, including cash, amounts due to/from related parties, accounts payable and accrued expenses, the fair values were determined based on the near term maturities of such obligations. The fair value of debt was determined based on current rates at which the Company could borrow or advance funds with similar remaining maturities, which amount approximates its carrying value.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

2.6. Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The estimated useful economic life for each item is considered to be as follows:

- Office equipment   3 to 5 years
- Fixtures and fittings   5 years
- Leasehold Improvements   5 years

2.7. Customer transactions

In the normal course of business, the Company effects transactions on behalf of customers on a delivery versus payment, receipt versus payment basis. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. At March 31, 2019, fail to deliver and payable to customers were approximately $25,000, and fail to receive and receivable from customers were approximately $647,000.

3. Related party transactions

As of March 31, 2019 the Company has a net payable in the amount of $286,176 due to the affiliate, PH LLP, comprised of $206,398 of payable under the Transfer Pricing Agreement, $6,765 payable under the Expense Sharing Agreement and $73,013 of intercompany.

In 2012 the Company signed a Subordinated loan Agreement with its parent, Peel Hunt Holdings Limited. The principal amount of the loan was $300,000 with a maturity set for March 12, 2015. Interest accrued under this loan agreement was at 4% per annum and was paid before the previous year end. The Company signed a new Subordinated Agreement with Peel Hunt Holdings Limited on March 12, 2015 and an updated agreement on 10 March 2016 on a 12 Month rolling basis. As at March 31, 2019 the amount of accrued interest totalled $625. The new loan agreement was reviewed and approved by FINRA as a satisfactory subordinated agreement. The Subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital rule.

4. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"). The Company has elected to use the alternative method to compute net capital as permitted by the Rule. Under the alternate method, the Rule requires net capital to be not less than the greater of the minimum net capital requirement or 2% of aggregate debit items computed in accordance with the formula for reserve requirements pursuant to SEC Rule 15c3-3. At March 31, 2019, the Company's minimum net capital requirement was $250,000. The Rule also requires the Company to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates. At March 31, 2019, the Company had net capital of $936,066, which was $686,066 in excess of its required net capital of $250,000.

5. Risk and uncertainties

The Company has a credit risk exposure of uninsured cash in bank of $1,305,411 at March 31, 2019. The Company does not require collateral or other security to support financial instruments subject to credit risk. For the year ended March 31, 2019, all service fee revenue earned was from PH LLP.

6. Property, plant and equipment

	Leasehold Improvements	Office Equipment	Total
As at March 31, 2019	$ USD	$ USD	**$ USD**
Cost			
Balance at April 1, 2018	36,500	28,091	64,591
Additions	14,842	237,181	252,023
Balance at March 31, 2019	**51,342**	**265,272**	**316,614**
Amortization			
Balance at April 1, 2018	(24,841)	(14,695)	(39,536)
Charge for the year	(14,133)	(34,871)	(49,004)
Balance at March 31, 2019	**(38,974)**	**(49,566)**	**(88,540)**
Carrying value at March 31, 2019	**12,368**	**215,706**	**228,074**

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

7. Commitments

The Company leases two office facilities in New York under an operating lease, the first, which is currently being sublet is expiring February 28, 2021, the second, is expiring September 30, 2024. Aggregate future minimum annual rental payments are as follows:

	March 31, 2019
	$ USD
Outstanding commitments	
2020	470,181
2021	474,728
2022	437,274
2023	458,738
2024	467,913
2025	236,273

The Company also has security deposits of $183,077 relating to the current leases.

8. Additional Disclosures

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. The Company expects to adopt the provisions of this guidance on April 1, 2019. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, with an option to elect to use certain transition relief. The Company's current lease arrangements expire in October 2020. On April 1, 2019 the Company expects to record a Right of Use Asset in the amount of $2,065,722 and an offsetting Lease Liability in the amount of $2,174,236.